metaGen Pharmaceuticals to merge with Astex Technology

Berlin, October 30, 2003 - Schering AG (FSE: SCH, NYSE: SHR) and Apax Partners announced today that metaGen Pharmaceuticals GmbH, their Berlin-based biotechnology company, is to merge with Astex Technology Ltd., a drug-discovery company based in Cambridge, UK. The merged company will operate under the name of Astex Technology, Ltd. It will have additional resources and cash reserves to continue to progress and expand on Astex's pioneering advances in fragment-based drug discovery. metaGen's results in identifying and validating novel cancer targets represent an important contribution to this effort. Financial details of the transaction were not disclosed.

"The merger between Astex and metaGen is designed to build effective critical mass within the European biotechnology sector," said Dr. Joerg Spiekerkoetter, CFO and Member of the Board of Executive Directors of Schering AG. "We believe that Astex, with whom we established a promising research collaboration earlier this year, is the right fit for metaGen."

Amos Goren, Director and Head of the European Healthcare Team of Apax Partners, said: "We are very excited by the opportunities created by the merger of metaGen Pharmaceuticals with Astex Technology. We expect that the combination of good management, broad technology base and sufficient resources to develop a portfolio of promising drugs will enable Astex to become one of the leading European biotech companies."

END

About Schering AG

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

About Apax Partners

Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel, the United States and Japan. With over 30 years of direct investing experience, Apax Partners' Funds provide long-term equity financing to entrepreneurs to build and strengthen world-class companies. It pursues a balanced equity portfolio strategy, investing in companies at all stages of development from early stage to buy-out. Apax Partners' Funds invest in companies across its 6 chosen global sectors of information technology, telecommunications, healthcare, media, financial services, retail and consumer. Some of Apax Partners Funds' recent healthcare investments include Affymax, Atugen, Compugen, Ionix Pharmaceuticals, Intercell, Microscience Procognia, NicOx, and ZymoGenetics. Apax Partners manages and advises over $12 billion on behalf of leading institutional investors around the world. For additional information, visit the web site at www.apax.com.

About metaGen Pharmaceuticals GmbH

metaGen Pharmaceuticals GmbH was founded in 1996 by Schering AG as a wholly-owned subsidiary dedicated to the development of therapeutics for the treatment of cancer through the identification of novel tumor targets and their subsequent validation for therapeutic use. In March 2001 metaGen was spun off by Schering. On the day of signing the merger with Astex, metaGen's shareholders were Apax Partners (47.7%), Schering AG (46.2%) and Hypo Vereinsbank (6.1%).

About Astex Technology Ltd.

Astex is a fragment-based drug discovery company pioneering the use of high-throughput X-ray crystallography for the rapid identification of novel drug candidates. The Company's unique fragment-based drug discovery approach, termed Pyramid(TM), utilizes protein crystal structures to detect the binding of drug fragments, which are then optimized into potent lead compounds. Facilitating this approach is Astex's integrated drug discovery platform, which covers all aspects of structure-based drug discovery including protein production, crystallization, structure determination, bioinformatics, computational and medicinal chemistry and biology and DMPK. Astex is focusing its drug discovery approaches on proprietary and public domain protein targets from families and/or pathways. This includes validated kinases, phosphatases and proteases implicated in human disease. Astex has drug discovery collaborations with Schering AG, AstraZeneca, Mitsubishi Pharma and with the Institute of Cancer Research, UK and Cancer Research Technology. The Company has further research agreements with another large pharmaceutical company and structural biology research collaborations with AstraZeneca, Aventis Pharmaceuticals, Mitsubishi Pharma and Fujisawa Pharma focused on solving novel cytochrome P450 crystals. For additional information, visit the web site at www.astex-technology.com.

On the cooperation between Schering AG and Astex

In May 2003 Schering established a multi-target drug discovery collaboration with Astex to utilize Astex's unique fragment-based approach, termed Pyramid
(TM), for the discovery of novel drugs principally focusing on drugs targeting solid tumors. As part of the agreement, Schering will fund Astex's research programs relating to the collaboration, providing discovery and clinical mile-stone payments plus royalties based on the sales of each product that reaches market approval. Schering will be responsible for clinical development and has an option to retain worldwide exclusive marketing rights for all compounds identified. Under the terms of the agreement, multiple targets will be selected each year with an option to extend the collaboration for a further four-year term to include additional targets. Astex's unique drug discovery approach has also been validated in a number of additional drug discovery collaborations that Astex has signed with AstraZeneca, Aventis, Fujisawa Pharma, Mitsubishi Pharma and with the Institute of Cancer Research, UK and Cancer Research Technology.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Oliver Renner, T: +49-30-468 124 31; oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de